Exhibit (a)(1)(ii)

Offer to Purchase

UBS TECHNOLOGY PARTNERS, L.L.C.

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019

OFFER TO PURCHASE UP TO $100,000,000 IN OUTSTANDING

LIMITED LIABILITY COMPANY INTERESTS AT NET ASSET VALUE

DATED NOVEMBER 20, 2008

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

12:00 MIDNIGHT, NEW YORK TIME, ON THURSDAY, DECEMBER 18, 2008,

UNLESS THE OFFER IS EXTENDED

If you do not want to sell your limited liability company interests at this time, please disregard this offer to purchase referred to below. This is simply notification of the Fund’s tender offer.

To the Investors of UBS Technology Partners, L.L.C.:

UBS Technology Partners, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the “Fund”), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”) up to $100,000,000 in interests in the Fund (the “Interests”) or portions thereof pursuant to tenders by investors at a price equal to their estimated net asset value as of December 31, 2008, if the Offer expires on December 18, 2008. (As used in this Offer, the term “Interest,” or “Interests,” as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.) If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Limited Liability Company Agreement, dated as of August 15, 2003 (the “L.L.C. Agreement”).

Investors should realize that the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) likely will change between October 31, 2008 (the last time estimated net asset value was calculated), November 30, 2008 (the next time estimated net asset value will be calculated) and December 31, 2008, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. Investors should also note that although the tender offer expires on December 18, 2008, they remain investors in the Fund until December 31, 2008, when the estimated net asset value of their Interests is calculated. The Fund determines the estimated net asset value at least monthly, based on the information it receives from the managers of the investment funds in which it invests, and may determine the estimated net asset value more frequently. Any tendering investors that wish to obtain the most current estimated net asset value of their Interests on this basis should contact the Fund’s Administrator, PNC Global Investment Servicing Inc. (“PNC”), at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Investors desiring to tender all or any portion of their Interests in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.

IMPORTANT

Neither the Fund, nor UBS Fund Advisor, L.L.C., the investment adviser of the Fund (the “Adviser”), nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Interests. Investors must make their own decisions whether to tender Interests, and, if so, the portion of their Interests to tender.

Because each investor’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund’s Administrator.

UBS Alternative Investments US
c/o PNC Global Investment Servicing Inc.
P.O. Box 857
Claymont, Delaware 19703-9911
Phone:	(877) 431-1973
Fax:	(302) 793-8201
(302) 793-8202
Attention: Tender Offer Administrator

TABLE OF CONTENTS

1.	Background and Purpose of the Offer	6
2.	Offer to Purchase and Price	7
3.	Amount of Tender	10
4.	Procedure for Tenders	10
5.	Withdrawal Rights	11
6.	Purchases and Payment	11
7.	Certain Conditions of the Offer	14
8.	Certain Information About the Fund	15
9.	Certain Federal Income Tax Consequences	17
10.	Disclosure Provisions	18
11.	Miscellaneous	18

(Financial Statements enclosed)

Summary Term Sheet

•

As we said in your Fund’s offering documents, we will buy your Interests at their estimated net asset value (that is, the estimated value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell). This offer will remain open until 12:00 midnight on December 18, 2008. Estimated net asset value will be calculated for this purpose on December 31, 2008. To make sure we have calculated net asset value correctly, we will check it during the Fund’s audit for calendar year 2008, which we expect will be completed in February 2009.

•	You may tender your entire Interest or a portion of your Interest.
•

If you tender your entire Interest, you will receive an initial cash payment by January 8, 2009, in an amount equal to your pro rata portion of the amount of cash held by the Fund on the Valuation Date up to 95% of the unaudited net asset value of your Interest. Your payment will also consist of one or two promissory notes that will held for you by PNC. If the initial cash payment made to you is less than 95% of the unaudited net asset value of your Interest, you will receive a promissory note that will provide for payment to you of the balance of such amount as cash becomes available to the Fund. You will also receive a promissory note providing for a contingent payment equal to approximately 5% of the value of your Interest that will be paid to you after completion of the Fund’s audit for calendar year 2008, which we expect will be completed in February 2009. (An extension of the tender period into 2009 will, however, cause the contingent payment to be deferred as described in Section 6 of this Offer to Purchase.)

•

If you tender part of your Interest, leaving a remaining capital account balance of at least $50,000 ($25,000 for certain eligible investors who are indentified in the Fund’s prospectus), you will receive an initial cash payment by January 8, 2009, in an amount equal to your pro rata portion of the amount of cash held by the Fund on the Valuation Date up to 100% of the unaudited net asset value of the portion of your Interest which you tender. If the initial cash payment made to you is less than 100% of the unaudited net asset value of the portion of your Interest which you tender, you will also receive a promissory note that will be held for you by PNC and that will provide for payment to you of the balance of such amount as cash becomes available to the Fund.

•

Following this summary is a formal notice of our offer to purchase your Interests. Our offer remains open to you until 12:00 midnight on December 18, 2008. Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase. If we do not accept your Interests by 12:00 midnight, December 18, 2008, you may still withdraw your Interests at any time after January 20, 2009, assuming your offer has not been accepted. Please note that tendering your Interests may trigger the payment by you of a performance bonus, if earned, to the Fund’s investment adviser for managing the Fund’s assets. If you tender less than all your Interests, any performance bonus, if earned, will be paid only in respect of the Interests you tender.

•

If you would like us to purchase your Interests, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to PNC at the address/fax number listed on page 2 of this Offer to Purchase, so that it is received before 12:00 midnight, December 18, 2008. Of course, the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) is likely to change between October 31, 2008 (the last time estimated net asset value was calculated), November 30, 2008 (the next time it will be calculated) and December 31, 2008, when the estimated value of your Interest will be determined for purposes of calculating your purchase price. The net asset value of your Interests is determined at least monthly and may be determined more frequently.

•

If you would like to obtain the most current estimated net asset value of your Interests, you may contact PNC, at the phone number or address listed on page 2 of this Offer to Purchase, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

•

Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend or postpone this offer at any time before 12:00 midnight, December 18, 2008. Also realize that although the tender offer expires on December 18, 2008, you remain an investor in the Fund until December 31, 2008, when the estimated net asset value of your Interests is calculated.

•

If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PNC. To assure good delivery, please send the Letter of Transmittal to PNC and not to your Financial Advisor.

1.      Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the Fund’s Confidential Memorandum, dated August 2003 (as supplemented, the ”Confidential Memorandum”) and the L.L.C. Agreement. The Confidential Memorandum and the L.L.C. Agreement, which were provided to each investor in advance of subscribing for Interests, provide that the Directors have the discretion to determine whether the Fund will repurchase Interests from investors from time to time pursuant to written tenders. The Confidential Memorandum also states that UBS Fund Advisor, L.L.C., the investment adviser of the Fund (the “Adviser”), expects that generally it will recommend to the Directors that the Fund repurchase Interests from investors twice each year near mid-year and year-end. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Confidential Memorandum, that the Offer is in the best interests of investors of the Fund to provide liquidity for Interests as contemplated in the Confidential Memorandum and the L.L.C. Agreement. The Directors intend to consider the continued desirability of the Fund making an offer to purchase Interests twice each year (currently anticipated to be in June and December), but the Fund is not required to make any such offer.

The purchase of Interests pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Interests. A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

The Offer may be terminated in the event that the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Interests being tendered in the Offer, the amount of Interests that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund’s portfolio in accordance with the Fund’s Prospectus, and the projected aggregate expense ratio of the Fund following consummation of the Offer.

Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

2.     Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $100,000,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before 12:00 midnight, New York time, on December 18, 2008 (such time and date being hereinafter called the “Initial Expiration Date”). If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the “Expiration Date.” The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the last day of the month in which the Expiration Date occurs, payable as set forth in Section 6. The table below shows the estimated unaudited net asset value, as of November 1, 2008, of an initial capital contribution of $250,000 made as of the dates on which initial investments in the Fund were accepted:

Month Initial Contribution Made	Unaudited Estimated Net Asset Value as of November 1, 2008

April 1999	$582,426
May 1999	$635,622
June 1999	$575,769
July 1999	$541,615
August 1999	$534,901
September 1999	$516,144
October 1999	$508,307
November 1999	$488,520
December 1999	$449,117
January 2000	$385,837
February 2000	$377,483
March 2000	$321,241
April 2000	$329,899
May 2000	$363,957
June 2000	$384,100
July 2000	$353,824
August 2000	$346,957
September 2000	$333,331
October 2000	$334,264
November 2000	$339,460
December 2000	$344,540
January 2001	$337,774
February 2001	$346,864
March 2001	$340,006
April 2001	$334,268
May 2001	$343,827
June 2001	$343,548
July 2001	$342,728
August 2001	$344,089
September 2001	$342,145
October 2001	$337,658
November 2001	$353,524
December 2001	$355,066
January 2002	$354,808
February 2002	$356,859
October 2003	$362,592
November 2003	$351,115
December 2003	$348,643
January 2004	$350,755
March 2004	$341,344
May 2004	$353,300
June 2004	$352,259
July 2004	$350,794
August 2004	$355,610
October 2004	$358,512
January 2005	$341,415
February 2005	$340,209
April 2005	$341,989
August 2005	$323,904
November 2005	$314,081
December 2005	$309,219
February 2006	$289,451
March 2006	$288,742
April 2006	$280,312
May 2006	$276,016
June 2006	$284,528
July 2006	$287,319
August 2006	$262,274
September 2006	$278,832
October 2006	$274,342
November 2006	$269,159
December 2006	$258,494
January 2007	$255,299
February 2007	$248,279
March 2007	$249,244
April 2007	$245,070
May 2007	$242,858
June 2007	$235,705
July 2007	$231,393
August 2007	$231,754
September 2007	$231,370
October 2007	$222,996
November 2007	$210,842
December 2007	$216,829
January 2008	$216,056
February 2008	$230,558
March 2008	$222,909
April 2008	$225,706
May 2008	$216,307
June 2008	$211,012
July 2008	$213,105
August 2008	$215,380
September 2008	$218,560
October 2008	$240,633

As of the close of business on November 1, 2008, there was approximately $277,549,188 outstanding in capital of the Fund held in Interests (based on the unaudited estimated net asset value of such Interests). The Fund determines its estimated net asset value at least monthly and may determine its estimated net asset value more frequently. Investors may obtain the most current information regarding the estimated net asset value of their Interests by contacting PNC at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) is likely will change between October 31, 2008 (the last time estimated net asset value was calculated), November 30, 2008 (the next time it will be calculated) and December 31, 2008, when the value of the Interests tendered by investors will be determined for purposes of calculating the purchase price of such Interests and the time that investors will cease to be investors in the Fund.

3.     Amount of Tender. Subject to the limitations set forth below, investors may tender their entire Interest or a portion of their Interest. However, if an investor wishes to tender for repurchase only a portion of such investor’s Interest, the investor’s remaining capital account balance (i.e., the investor’s capital account balance determined as of October 31, 2008, net of the amount of the performance bonus, if any, that is to be debited from the capital account of the investor and credited to the capital account of the Adviser on the Expiration Date (the “Performance Bonus”)) must be equal to at least $50,000 ($25,000 for certain eligible investors who are identified in the Fund’s Confidential Memorandum). If an investor tenders an amount that would cause the investor’s capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained. If your capital account balance falls below $50,000 (or, as applicable, $25,000) solely as a result of changes in the net aset value of the Fund between October 31, 2008 and December 31, 2008, your capital account balance will not be deemed to have fallen below the required minimum, and the Fund will not make an adjustment to your tender amount. The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered.

If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $100,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $100,000,000 in Interests are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept any additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. Based on the November 1, 2008 estimated net asset value of the Fund, the Adviser beneficially owns $21,783 in Interests and does not intend to tender any of its Interests in the Offer.

4.     Procedure for Tenders. Investors wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to PNC, to the attention of Tender Offer Administrator, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PNC, also to the attention of Tender Offer Administrator, at the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PNC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PNC by certified mail, return receipt requested, or by facsimile transmission. If an investor elects to tender, it is the tendering investor’s responsibility to confirm receipt of the Letter of Transmittal or other document with PNC.

Investors wishing to confirm receipt of a Letter of Transmittal may contact PNC at the address and phone number set forth on page 2. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting the Administrator to confirm receipt. The method of delivery of any documents is at the election and complete risk of the investor tendering an Interest, including, but not limited to, the failure of PNC to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular investor, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Adviser nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.     Withdrawal Rights. Any investor tendering an Interest pursuant to this Offer may withdraw its tender at any time on or before the Expiration Date and, if Interests have not then been accepted by the Fund, at any time after January 20, 2009. To be effective, any notice of withdrawal must be timely received by PNC at the address or fax numbers set forth on page 2. A form to use to give notice of withdrawal is available by calling PNC at the phone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the Expiration Date by following the procedures described in Section 4.

6.     Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering investor of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any investor will be the estimated net asset value thereof as of the close of business on December 31, 2008, if the Offer expires on the Initial Expiration Date. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires (December 31, 2008, or such later date of determination being referred to as the “Valuation Date”). The estimated net asset value will be determined after all allocations to capital accounts of the investors required to be made by the L.L.C. Agreement, including in respect of any Performance Bonus.

Investors may tender their entire Interest or a portion of their Interest (subject to their maintenance of a minimum capital account balance as described in Section 3 above). In either case, payment to a tendering investor whose tender is accepted will be made within approximately five business days after the Valuation Date and will consist of a cash payment (an “Initial Cash Payment”) and one or two promissory notes. The Directors of the Fund believe that payment of a portion of an investor’s tender amount in the form of promissory notes is in the best interests of investors as it will permit those investors who wish to withdraw from the Fund to do so with less chance of their tender amounts being pro rated. The promissory notes will be held for the investors by PNC, will not be transferable, and will be payable in cash in the manner set forth below.

Investors Tendering Their Entire Interest. For an investor that tenders its entire Interest, it is the Fund’s goal to make an Initial Cash Payment in an amount equal to 95% of the unaudited net asset value of each Interest (determined as of the Valuation Date) (the “Maximum Full Tender Cash Amount”). However, the Fund’s ability to make the Initial Cash Payment in the Maximum Full Tender Cash Amount will depend on several factors, including the aggregate amount of Interests tendered by all Fund investors, the amount of cash held by the Fund on the Valuation Date, the Fund’s ability to borrow under its credit facilities, if any, and the amount of cash received from underlying investment funds within the time by which the Initial Cash Payment must be made to investors. If the Fund is unable to make the Initial Cash Payment in the Maximum Full Tender Cash Amount, the Initial Cash Payment to be made to these investors will be in an approximate amount equal to an investor’s pro rata portion (based on the amount tendered by the investor) of the amount of cash held by the Fund on the Valuation Date.

An investor that tenders its entire Interest will receive either one or two promissory notes depending on the amount of the Initial Cash Payment. If the amount of the Initial Cash Payment is less than the Maximum Full Tender Cash Amount, then the investor will receive a promissory note (the “Secondary Cash Payment Note”) in an approximate amount equal to the difference between the Maximum Full Tender Cash Amount and the amount of the Initial Cash Payment. (If the amount of the Initial Cash Payment was equal to the Maximum Full Tender Cash Amount, then the investor will not receive a Secondary Cash Payment Note.) The Secondary Cash Payment Note will be paid in one or more payments, without interest, following the receipt by the Fund from time to time of additional cash amounts derived from several potential sources, including the proceeds of withdrawals and redemptions from underlying investment funds, possible borrowings (as described below) and the proceeds of sales of new Interests. The Fund expects that full payment of the Secondary Cash Payment Note will be made on or before the sixtieth day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in payments of redemption or withdrawal proceeds from underlying investment funds, among other reasons, could extend the payment period on the Secondary Cash Payment Note.

Each investor that tenders its entire Interest will, in any event, receive a promissory note (the “Contingent Payment Note”) that will be in an amount equal to the excess, if any, of (a) the net asset value of the investor’s Interest as of the Valuation Date, as it may be adjusted based on the audited financial statements of the Fund for calendar year 2008, over (b) the Maximum Full Tender Cash Amount. An investor’s Contingent Payment Note will be payable in cash within approximately ten days after completion of the audit of the financial statements of the Fund for calendar year 2008. It is anticipated that the audit of the Fund’s financial statements for calendar year 2008 will be completed by no later than 60 days after the end of the year. (If the tender period is extended beyond December 31, 2008 so as to cause a deferral of the Valuation Date into 2009, any adjustment to the net asset value of an investor’s Interest will be based on the audited financial statements of the Fund for the calendar year ending December 31, 2009, and payment of the Contingent Payment Note will not be made until approximately ten days after completion of the audit of the financial statements of the Fund for calendar year 2009.) Any amounts payable under the Contingent Payment Note will include interest, if any, earned on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of the Interest tendered by the investor and accepted by the Fund.

Investors Tendering a Portion of Their Interest. For an investor that tenders only a portion of its Interest, it is the Fund’s goal to make an Initial Cash Payment in an amount equal to 100% of the unaudited net asset value of the tendered portion of the Interest (determined as of the Valuation Date) (the “Maximum Partial Tender Cash Amount”). However, the Fund’s ability to make an Initial Cash Payment in the Maximum Partial Tender Cash Amount will also depend on the factors cited above, namely the aggregate amount of Interests tendered by all Fund investors, the amount of cash held by the Fund on the Valuation Date, the Fund’s ability to borrow under its credit facilities, and the amount of cash received from underlying investment funds within the time by which the Initial Cash Payment must be made to investors. If the Fund is unable to make an Initial Cash Payment in the Maximum Partial Tender Cash Amount, the Initial Cash Payment to be made to these investors will be in an approximate amount equal to the investor’s pro rata portion (based on the amount tendered by the investor) of the amount of cash held by the Fund on the Valuation Date. An investor that tenders for repurchase only a portion of the investor’s Interest and that receives an Initial Cash Payment of less than the Maximum Partial Tender Cash Amount will also receive a promissory note (the “Partial Tender Note”) that will entitle the investor to a payment in cash equal to the difference, if any, between the Maximum Partial Tender Cash Amount and such Initial Cash Payment. The Partial Tender Note will be paid in one or more payments, without interest, following the receipt by the Fund from time to time of additional cash amounts derived from several potential sources, including the proceeds of withdrawals and redemptions from underlying investment funds, possible borrowings (as described below) and the proceeds of sales of new Interests. The Fund expects that full payment of the Partial Tender Note will be made on or before the sixtieth day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in payments of redemption or withdrawal proceeds from underlying investment funds, among other reasons, could extend the payment period on the Partial Tender Note.

The Fund will deposit the amounts payable under all Secondary Cash Payment Notes, Contingent Payment Notes and Partial Tender Notes (collectively, the “Notes”) in separate accounts with PNC. All cash payments described above (together, the “Cash Payments”) will be made by wire transfer directly to the tendering investor’s brokerage account with UBS Financial Services Inc. (“UBS Financial Services”), if such investor has a UBS Financial Services account. Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from such accounts to any fees that UBS Financial Services would customarily assess upon the withdrawal of cash from such brokerage account. If such investor does not have a UBS Financial Services account, the Cash Payments will be sent directly to its mailing address as listed in the Fund’s records, unless such investor advises the Fund in writing of a change in its mailing address.

The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Interests acquired pursuant to the Offer to Purchase from several potential sources, including cash on hand, the proceeds of withdrawals and redemptions from underlying investment funds held by the Fund, possible borrowings (as described below) and the proceeds of sales of new Interests. There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above. This may occur, among other reasons, if underlying investment funds are unable to liquidate their portfolio securities because of market disruptions such as those that recently have been affecting the securities markets, or because underlying investment funds impose limitations, or “gates,” on the amount that investors may withdraw or redeem, or otherwise delay making payments to withdrawing or redeeming investors, or because the Fund has been precluded from borrowing under the Credit Agreement (as defined below) or other credit facility either because of a default by the Fund, or a failure by the Fund to satisfy a borrowing condition or because of a failure by the lender to honor a drawdown.

The Fund currently is party to a Credit Agreement among Bank of Montreal, Chicago Branch, the Fund and several other funds in the UBS Alternative Investments US group, as amended (the “Credit Agreement”). Under the Credit Agreement, the Fund may borrow from time to time on a revolving basis at any time up to the lesser of (a) an amount equal to 20% of the Fund’s total eligible asset value (as defined in the Credit Agreement), (b) an amount equal to 33 1/3% of the fair market value of the Fund’s total assets (as defined in the Credit Agreement), (c) the maximum amount permitted by the Fund’s offering documents, government officials and applicable law and (d) $200,000,000. If the Fund determines to borrow in order to fund all or a portion of the purchase price of the Interests purchased in the Offer, the Fund expects that such borrowings would be made pursuant to the Credit Agreement.

The maximum amount currently available to all borrowers under the Credit Agreement is $200,000,000 in the aggregate. To the extent that the demand for loans exceeds the amount available under the Credit Agreement the loans are to be allocated among the borrowers pro rata based upon the fair market value of the borrowers’ total assets.

Indebtedness outstanding under the Credit Agreement accrues interest at a rate of 1.5% over the Federal Funds Rate from time to time in effect, or at 3.5% over such rate on amounts not paid when due. Interest is payable quarterly on the last day of March, June, September and December. The principal amount of any loan outstanding under the Credit Agreement, together with any interest accrued thereon, is due on July 28, 2009. The Credit Agreement also contains a number of other representations and warranties, covenants and conditions to each borrowing that are typical of commercial revolving credit agreements. The Fund gives no assurances that it will be in compliance with such representations, warranties, covenants and conditions at the times it may wish to borrow under the Credit Agreement. Obligations of each of the borrowers under the Credit Agreement are several and not joint. Indebtedness under the Credit Agreement is not secured by any lien on the assets of the Fund.

The amount of any borrowings under the Credit Agreement would depend upon the amount of Interests tendered and prevailing general, economic and market conditions. If the Fund borrows under the Credit Agreement to pay for Interests purchased in the Offer, the Fund expects that such borrowings would be repaid from funds received from time to time in the ordinary course upon sales of Interests or sale of the Fund’s investments.

7.     Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the Directors’ judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse affect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Offer were purchased; or (c) the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Interests being tendered in the Offer, the amount of Interests that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund’s portfolio in accordance with the Fund’s Prospectus, and the projected aggregate expense ratio of the Fund following consummation of the Offer; or (d) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer. If conditions qualifying as war or armed hostilities as expressed in Section 7(b)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Directors waive the Fund’s rights under this Section 7, they will determine whether such waiver constitutes a material change to the Offer. If they determine that it does, the Offer will remain open for at least five business days following the waiver and investors will be notified of this occurrence.

8.     Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The Fund is the successor by merger of PW Technology Partners, L.P. The principal executive office of the Fund is located at 51 West 52nd Street, New York, New York 10019 and the telephone number is (212) 882-5000. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the L.L.C. Agreement. The Fund’s Directors are Virginia G. Breen, Meyer Feldberg, George W. Gowen and Stephen H. Penman. Their address is c/o UBS Financial Services Inc., attention: UBS Alternative Investments US, at 51 West 52nd Street, New York, New York 10019. Mr. Feldberg is an “interested person” (as defined in the 1940 Act) of the Fund because he is an affiliated person of a broker-dealer with which the Fund does business.

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund’s intention to accept subscriptions for Interests from time to time in the discretion of the Fund) or the disposition of Interests, other than as disclosed in the Confidential Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser except that: (1) effective September 18, 2008, Stephen C. Roussin resigned as the Principal Executive Officer of the Fund, (2) effective September 18, 2008, Craig Goos was appointed as the Principal Executive Officer of the Fund and (3) at a special meeting of Fund investors held on May 2, 2008, Ms. Virginia G. Breen was elected as a Director of the Fund and Mr. Penman was re-elected as a Director of the Fund; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the L.L.C. Agreement or other actions that may impede the acquisition of control of the Fund by any person. The Fund believes that the aforementioned departure of Mr. Roussin will have no adverse effect on its operations.

During the past 60 days, the only transactions involving the Interests that were effected by the Fund, the Adviser of the Fund, the Directors or any person controlling the Fund or controlling the Adviser were aggregate subscriptions of $3,096,000 in Interests from investors.

Based on the November 1, 2008 estimated net asset value of the Fund, the Adviser beneficially owns $21,783 in Interests. The Adviser is entitled under the terms of the L.L.C. Agreement to receive, subject to certain limitations, the Performance Bonus, as specified in the L.L.C. Agreement and described in the Confidential Memorandum. If an investor tenders less than all its Interests, the Incentive Allocation will be paid only in respect of the Interests the investor tenders.

9.     Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from investors pursuant to the Offer. Investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

An investor who tenders its entire Interest (and whose entire Interest is accepted) to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor (consisting of the Initial Cash Payment and the principal payments under the Notes) and such investor’s adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor’s adjusted tax basis in its Interest. A loss, if any, may be recognized after the tendering investor has received payment under the Notes. This capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the investor’s contributions to the Fund. Interest on the Contingent Payment Notes is taxable to a tendering investor receiving such Notes under such investor’s method of accounting, subject to the possible application of certain rules under the Internal Revenue Code and Treasury Regulations relating to short-term obligations. A tendering investor will recognize ordinary income to the extent such investor’s allocable share of the Fund’s “unrealized receivables” exceeds the investor’s basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. For these purposes, unrealized receivables in respect of a tendering investor include, among other items, any market discount bonds or short-term obligations held directly or indirectly by the Fund to the extent of the amounts which would be treated as ordinary income if such bonds or obligations had been sold by the Fund. An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the Initial Cash Payment and the principal payments under the Partial Tender Note) exceeds such investor’s adjusted tax basis in its Interest.

If an investor recognizes a loss in an amount greater than $250,000 upon the tender of its entire Interest to the Fund for repurchase, the Fund will be required, under Section 734 of the Internal Revenue Code, to reduce the tax basis of its property by the amount of the loss recognized by the tendering investor.

Pursuant to authority delegated from the Board of Directors of the Fund, the Adviser intends to specially allocate items of Fund ordinary income and/or capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing investor recognizing ordinary income and/or capital gain, which may include short-term gain, in the investor’s last taxable year in the Fund, thereby potentially reducing the amount of any long-term capital gain that, absent the special allocation, would otherwise have been recognized during the tax year in which it receives its liquidating distribution upon withdrawal. Similarly, the Adviser may specially allocate items of Fund deductions, ordinary loss and/or capital loss, including long-term capital loss, to a withdrawing investor to the extent its adjusted tax basis in its Interest would otherwise exceed its liquidating distribution.

10.     Disclosure Provisions. Provisions of the Internal Revenue Code and Treasury Regulations require taxpayers that participate in “reportable transactions” to disclose such participation to the Internal Revenue Service (the “Service”) (by attaching Form 8886 to their tax returns and filing a copy of that Form with the IRS Office of Tax Shelter Analysis) and comply with certain document retention requirements. In addition, certain “material advisors” with respect to such a transaction are required to maintain records, including lists identifying investors in the transaction, and must furnish those records to the Service upon demand. A transaction may be a “reportable transaction” based on any of several criteria, one or more of which may be present with respect to an investment in or by the Fund or the tender of Interests, including, among others, the recognition of a loss in excess of a prescribed threshold upon the tender of Interests. These disclosure provisions are directed towards “tax shelters,” however, they are quite broad and may encompass transactions that typically would not be considered “tax shelters.” Significant penalties may apply upon a failure to comply with the disclosure provisions, and with respect to any understatements of tax resulting from participation in certain reportable transactions. Investors should consult their own tax advisors concerning any possible disclosure obligation they may have with respect to their investment in the Fund and any tender of Interests and should be aware that the Fund (and perhaps other participants in the transaction) intends to comply with the disclosure and investor list maintenance requirements to the extent the Fund determines them to apply with respect to this transaction and/or its investments.

Notwithstanding any other provision or statement in any offering document of the Fund (including the Investor Application Form, the Confidential Memorandum and the L.L.C. Agreement) or any document pertaining to the Offer or the tender of Interests, an investor (and each employee, representative or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Fund, the offering of its Interests, and this Offer and all materials of any kind (including opinions or other tax analyses) that are provided to the investor relating to such tax treatment and tax structure. For the avoidance of doubt, this authorization is not intended to permit disclosure of the names of, or other identifying information regarding, the participants in the transaction, or of any information or the portion of any materials not relevant to the tax treatment or tax structure of the transaction.

11.     Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PNC at the address and phone number set forth on page 2 or from the Securities and Exchange Commission’s website, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.